FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "<u>Amendment</u>"), is made and entered into as of April 11, 2006 (the "<u>Effective Date</u>"), by and among PEPCO HOLDINGS, INC. ("<u>PHI</u>"), POTOMAC ELECTRIC POWER COMPANY ("<u>PEPCO</u>"), DELMARVA POWER & LIGHT COMPANY ("<u>DPL</u>"), ATLANTIC CITY ELECTRIC COMPANY ("<u>ACE</u>", and together with PHI, PEPCO and DPL, the "<u>Borrowers</u>" and, each individually, a "<u>Borrower</u>"), the financial institutions identified on the signature pages hereof (the "<u>Lenders</u>") and WACHOVIA BANK, NATIONAL ASSOCIATION, as administrative agent (the "<u>Agent</u>").

Statement of Purpose

The Borrowers, the Lenders, the Agent and Citicorp USA, Inc., as Syndication Agent, are parties to the Credit Agreement dated as of May 5, 2005 (the "<u>Credit Agreement</u>").

The Borrowers have requested that the Lenders agree to amend the Credit Agreement to (a) amend the pricing grid set forth in the Pricing Schedule, (b) extend the current Facility Termination Date and (c) make certain other amendments as described herein and such related amendments necessary for such purposes. Subject to the terms and conditions of this Amendment, the Agent and the Lenders hereby agree to the requested amendments.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. <u>Certain Definitions</u>. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Credit Agreement.

SECTION 2. <u>Amendments to Credit Agreement</u>. Effective as of Effective Date, the Credit Agreement is hereby amended as follows:

(a) <u>Existing Defined Term</u>. The definition of "Facility Termination Date" set forth in Section 1.1 of the Credit Agreement is hereby amended by replacing the date "May 5, 2010" with the date "May 5, 2011".

(b) <u>Pricing Schedule</u>. The pricing grid set forth in the Pricing Schedule is hereby amended to read in its entirety as follows:

	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS	LEVEL VI STATUS
Applicable Margin/LC Fee Rate	0.150%	0.190%	0.270%	0.350%	0.425%	0.525%
Facility Fee Rate	0.050%	0.060%	0.080%	0.100%	0.125%	0.175%
Utilization Fee Rate	0.050%	0.050%	0.050%	0.050%	0.100%	0.100%

(c)   Section 5.3 (No Conflict; Government Consent).   Section 5.3 of the Credit Agreement is hereby amended to read in its entirety as follows:

"5.3   No Conflict; Government Consent.   Neither the execution and delivery by such Borrower of the Loan Documents to which it is a party, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof, will violate (i) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on such Borrower or any of its Subsidiaries or (ii) such Borrower's or any of its Subsidiary's articles or certificate of incorporation, partnership agreement, certificate of partnership, articles or certificate of organization, bylaws, or operating or other management agreement, as the case may be, or (iii) the provisions of any indenture, instrument or agreement to which such Borrower or any of its Significant Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in, or require, the creation or imposition of any Lien in, of or on any Property of such Borrower or any of its Significant Subsidiaries pursuant to the terms of any such indenture, instrument or agreement. No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority (including the Federal Energy Regulatory Commission), or any subdivision thereof (any of the foregoing, an "Approval"), is required to be obtained by such Borrower or any of its Subsidiaries in connection with the execution and delivery by such Borrower of the Loan Documents to which it is a party, the borrowings and obtaining of Letters of Credit by such Borrower under this Agreement, the payment and performance by such Borrower of its Obligations or the legality, validity, binding effect or enforceability against such Borrower of any Loan Document to which such Borrower is a party, except for such Approvals which have been issued or obtained by such Borrower and which are in full force and effect."

(d)   Section 5.17 (Public Utility Holding Company Act).   Section 5.17 of the Credit Agreement is hereby amended to read in its entirety: "Intentionally Omitted."

SECTION   3.   Effect of Amendment. Except as expressly amended hereby, the Credit Agreement and the other Loan Documents shall remain in full force and effect. This Amendment shall not be deemed (i) to be a modification or amendment of any other term or condition of the Credit Agreement or any other Loan Document or (ii) to be a waiver of, or consent to, a modification or amendment to any term or provision of any Loan Document specifically consented to, waived, amended or modified by this Amendment on any other occasion, or (iii) to prejudice any other right or rights which the Borrowers, Agent or the Lenders may now have or may have in the future under or in connection with the Credit Agreement or the other Loan Documents or any of the instruments or agreements referred to therein, as the same may be amended or modified from time to time. References in the Credit Agreement to "this Agreement" (and indirect references such as "hereunder", "hereby", "herein", and "hereof") and references in any Loan Document to the "Credit Agreement" shall be deemed to be references to the Credit Agreement as modified hereby.

SECTION 4. <u>Representations and Warranties/No Default</u>.

(a) Each Borrower hereby represents and warrants that (i) each of the representations and warranties contained in Article V of the Credit Agreement as amended hereby (with the exception of the representations and warranties contained in Sections 5.5, 5.7 and 5.15 of the Credit Agreement) is true and correct in all material respects as of the date hereof as if fully set forth herein, except for any representation and warranty made as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date and (ii) since December 31, 2005, there has been no change from that reflected in such Borrower's Annual Report on Form 10-K for the year ended December 31, 2005 in the business, Property, financial condition or results of operations of such Borrower and its Subsidiaries taken as a whole which could reasonably be expected to have a Material Adverse Effect with respect to such Borrower.

(b) Each Borrower hereby represents and warrants that it has the right, power and authority and has taken all necessary corporate and company action to authorize the execution, delivery and performance of this Amendment.

(c) Each Borrower hereby represents and warrants that this Amendment has been duly executed and delivered by its duly authorized officer, and this Amendment constitutes the legal, valid and binding obligation of such Borrower, enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

(d) Each Institution hereby represents to the Agent that it has, independently and without reliance upon the Agent or any other Institution, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, Property, financial and other condition and creditworthiness of the Borrowers and made its own decision to enter into this Amendment.

SECTION 5. <u>Governing Law</u>. This Amendment shall be governed by, construed and enforced in accordance with the internal laws (including Section 5.1401.7 of the General Obligations Law, but otherwise without regard to the conflict of laws provisions thereof) of the State of New York, but giving effect to Federal laws applicable to national banks.

SECTION 6. <u>Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same agreement.

SECTION 7. <u>Fax Transmission</u>. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

BORROWERS:

PEPCO HOLDINGS, INC.

By: /s/ KAREN G. ALMQUIST
      Name: Karen G. Almquist
      Title: Assistant Treasurer

POTOMAC ELECTRIC POWER COMPANY

By: /s/ KAREN G. ALMQUIST
      Name: Karen G. Almquist
      Title: Assistant Treasurer

DELMARVA POWER & LIGHT COMPANY

By: /s/ KAREN G. ALMQUIST
      Name: Karen G. Almquist
      Title: Assistant Treasurer

ATLANTIC CITY ELECTRIC COMPANY

By: /s/ KAREN G. ALMQUIST
      Name: Karen G. Almquist
      Title: Assistant Treasurer

[First Amendment - Pepco Credit Agreement]

AGENTS AND LENDERS:

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Agent, Issuer and Lender

By: /s/ SHANNON TOWNSEND
     Name: Shannon Townsend
     Title: Director

CITICORP USA, INC., as Syndication Agent and Lender

By: /s/ KEVIN EGE

    Name: Kevin Ege
    Title: Vice President

THE ROYAL BANK OF SCOTLAND, PLC,
as Documentation Agent and Lender

By: /s/ EMILY FREEDMAN
      Name: Emily Freedman
      Title: Vice President

THE BANK OF NOVA SCOTIA, as
Documentation Agent and Lender

By: /s/ THANE RATTEW
     Name: Thane Rattew
     Title: Managing Director

JPMORGANCHASE BANK, N.A.,
as Documentation Agent and Lender

By: /s/ GABRIEL J. SIMON 4/10/06
     Name: Gabriel J. Simon
     Title: Underwriter

KEYBANK NATIONAL ASSOCIATION, as Lender

By: /s/ SHERRIE I. MANSON
     Name: Sherrie I. Manson
     Title: Senior Vice President

MERRILL LYNCH BANK USA, as Lender

By: /s/ LOUIS ALDER
     Name: Louis Alder
     Title: Director

SUNTRUST BANK, as Lender

By: /s/ MARK A. FLATIN
    Name: Mark A. Flatin
    Title: Managing Director

CREDIT SUISSE, Cayman Islands Branch, as Lender

By: /s/ CALDWELL
     Name: Brian T. Caldwell
     Title: Director

By: /s/ GR
     Name: Gregory S. Richards
     Title: Associate

MIZUHO CORPORATE BANK, LTD., as Lender

By: /s/ MAKOTO MURATA
    Name: Makoto Murata
    Title: Deputy General Manager

BANK OF TOKYO-MITSUBISHI TRUST
COMPANY, as Lender

By: /s/ MARY COSEO
      Name: Mary Coseo
      Title: Assistant Vice President

THE BANK OF NEW YORK, as Lender

By: /s/ JOHN WATT
      Name: John N. Watt
      Title: Vice President

MORGAN STANLEY BANK, as Lender

By: /s/ DANIEL TWENGE
    Name: Daniel Twenge
    Title: Vice President
       Morgan Stanley Bank

MANUFACTURERS AND TRADERS TRUST
COMPANY, as Lender

By: /s/ JOHN H> LEWIS
     Name: John H. Lewis
     Title: Vice President

THE NORTHERN TRUST COMPANY, as Lender

By: /s/ MICHAEL J. KINGSLEY
     Name: Michael J. Kingsley
     Title: Vice President

PNC BANK, NATIONAL ASSOCIATION, as Lender

By: /s/ CHRISTINE E. WHITNEY
     Name: Christine E. Whitney
     Title: Vice President